UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2012.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐          No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of Acquisition or Disposition of Assets.

As previously announced on April 16, 2012, Stratasys, Inc., a Delaware corporation (“Stratasys”), and Objet Ltd., an Israeli corporation (“Objet”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 13, 2012, by and among Stratasys, Objet, Seurat Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Objet (“Holdco”), and Oaktree Merger Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub”).  Under the terms of the Merger Agreement, Stratasys agreed to merge with Merger Sub with Stratasys as the surviving corporation (the “Merger”).  The Merger Agreement was subsequently amended by Amendment No. 1 to the Merger Agreement, dated as of September 30, 2012, to extend the End Date under the Merger Agreement to October 19, 2012, and further amended by Amendment No. 2 to the Merger Agreement to extend the End Date to December 6, 2012.  On December 3, 2012, Stratasys and Objet announced the completion of the Merger effective December 1, 2012.  Under the terms of the Merger Agreement, Objet changed its name to Stratasys Ltd. (the “Company”) on November 29, 2012, and Stratasys became an indirect wholly owned subsidiary of the Company at the effective time of the Merger on December 1, 2012.

At the effective time of the Merger, each share of Stratasys common stock then issued and outstanding and all associated rights were canceled and automatically converted into and became the right to receive one ordinary share of the Company.  As a result, upon consummation of the Merger and the issuance of the ordinary shares of the Company in exchange for the canceled shares of Stratasys common stock, the former Stratasys stockholders hold approximately 55% of the Company’s ordinary shares, and former Objet shareholders hold approximately 45% of the Company’s ordinary shares on a fully diluted basis using the treasury stock method.

This description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is listed as Exhibit 2.1 to this Report on Form 6-K, and the description of the Merger and the Merger Agreement included in the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) forming part of the Registration Statement on Form F-4, as amended, of Objet, which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 8, 2012 (Registration No. 333-182025) (the “Form F-4”).

Entry into a Material Definitive Agreement.

Registration Rights and Lock-Up Agreement.  On December 1, 2012, the Company entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) with the following shareholders who held, in the aggregate, more than 90% of the voting power of Objet before giving effect to the Merger: AGM Holding BV, Greenhill Highways LLC, Depot Holdings LLC, Hancock LLC, Tyres Tech LLC, Cordan Investments LLC, Shano Holdings LLC, Nalan Holdings LLC, Merto Holdings LLC, Sonic Technology Holdings LLC, Michael Jaglom, Mahogany Investment Corporation, Samson Capital LLC, Leon Recanati, David Reis, Ilron Investments Limited, and Gershon Miller.  Execution and delivery of the Registration Rights and Lock-Up Agreement by shareholders (including current executive officers and directors) of Objet holding at least 90% of the voting power of Objet prior to the effectiveness of the Merger was a condition to the parties’ obligations to consummate the Merger.

Lock-Up.  The shareholders that are party to the Registration Rights and Lock-Up Agreement have agreed that for the period commencing at the effective time of the Merger and expiring six months after the effective time of the Merger, they will not sell, pledge, encumber, grant options with respect to, transfer or otherwise dispose of, in an open-market transaction, the Company shares that they beneficially own, or enter into any agreement related to any of the foregoing transfers or dispositions. The foregoing restrictions do not apply to dispositions of Company shares that are acquired in open-market transactions after the completion of the Merger.

The lock-up restrictions do not apply to the sale by any shareholder of up to 7.5% of the Company’s ordinary shares held by him, her or it as of the effective time of the Merger, if such shares are sold at a price that equals or exceeds $41.30 per ordinary share.

Demand Registration Rights.  Subject to certain limitations, at any time commencing six months after the effective time of the Merger, the Company is required, at the request of the holders of thirty-five percent (35%) of then-outstanding registrable securities, to register for resale, and to list for trading on any securities exchange on which the Company’s ordinary shares are then traded, any registrable securities that shareholders party to the agreement seek to include in a registration.  Registrable securities generally include ordinary shares that are held or are issuable upon exercise of options held immediately following the effective time of the Merger by shareholders party to the Registration Rights and Lock-Up Agreement and to certain other securities issued or issuable with respect to such ordinary shares.  Shares to be included in a demand registration must have a minimum value of $10 million. In lieu of an ordinary demand registration, shareholders party to the agreement may also make a demand for a “shelf” registration of their ordinary shares on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”) (or any successor form that allows the Company to incorporate substantial information by reference to other documents that it files with the SEC), beginning August 8, 2013, the first anniversary of the effective date of the Registration Statement on Form F-4 filed by Objet in connection with the Merger.

In addition, upon its becoming a “well-known seasoned issuer” under the Securities Act, the Company will be required, as promptly as practicable, to register, under an automatic shelf registration statement, the sale of all registrable securities subject to the Registration Rights and Lock-Up Agreement, in accordance with the other terms of that agreement.

Piggyback Registration Rights.  All of the shareholders party to the Registration Rights and Lock-Up Agreement will also have the right to request that the Company include their registrable securities in any registration statement that it files for a public offering, except for registrations of shares on SEC Form S-8 or Form F-4 (or Form S-4, if the Company does not then qualify as a foreign private issuer), or the registration of shares solely with respect to a dividend reinvestment plan or employee benefit plan.

Underwriting.  If the public offering that the Company is effecting (whether pursuant to a demand registration request or a piggyback registration) is underwritten, the right of any shareholder to include its shares in the registration related thereto is conditioned upon the shareholder’s participation and inclusion of shares in the underwriting.

This description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights and Lock-Up Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K, and to the description of the Registration Rights and Lock-Up Agreement included in the Proxy Statement/Prospectus.

Equity Incentive Plan.

Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”).  The Company’s 2012 Plan, which became effective at the effective time of the Merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates.  Following the approval of the 2012 Plan by the Israeli tax authorities, the Company will grant options or other equity incentive awards only under the 2012 Plan. No further awards will be granted under any former Stratasys or Objet plans.  Under the 2012 Plan, there will be ordinary shares reserved for issuance, none of which will have been granted prior to the effectiveness of the Merger. The initial reserved pool under the 2012 Plan is 2,000,000 shares, which will be automatically increased annually on January 1 by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by the Company’s board of directors, if so determined prior to the January 1 on which the increase will occur.

The Company is expected to grant options under the 2012 Plan to its employees, directors and officers who are not controlling shareholders and are considered Israeli residents, under the capital gains track.  In order to comply with the terms of the capital gains track, all options granted under this Plan pursuant and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance, 1961, as well as the ordinary shares to be issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Awards under the 2012 Plan may be granted until a period of ten years from the date on which the 2012 Plan was adopted by Objet’s board of directors.

Options granted under the 2012 Plan will generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by the board or its designated committee, as applicable. Incentive share options granted to a person holding more than 10% of the combined company’s voting power will expire within five years from the date of the grant. In case of termination for reasons of disability or death, or retirement, the grantee or his legal successor may exercise options that have vested prior to termination within a period of one year from the date of disability or death, or within three months following retirement. If the combined company terminates a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

This description of the 2012 Plan does not purport to be complete and is qualified in its entirety by reference to the 2012 Plan, which is listed as Exhibit 10.2 to this Report on Form 6-K, and to the description of the 2012 Plan included in the Proxy Statement/ Prospectus.

Material Modification to Rights of Security Holders.

As a condition of the closing of the Merger, the Articles of Association of the Company were amended and restated as of December 1, 2012.

As a consequence of the amendment and restatement of the Articles of Association, the Company’s authorized share capital now consists of 60 million ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share. The current authorized share capital (i)  reflects the automatic conversion of all Objet preferred shares and options to purchase preferred shares outstanding prior to the effective time of the Merger into ordinary shares and options to purchase ordinary shares, respectively, on a one-for-one basis, in accordance with Objet’s prior articles of association, and (ii) takes into account a one-for- 8.691 reverse-split ratio and accompanying reduction in Objet’s authorized share capital from NIS 5,000,000 to NIS 600,000 and a corresponding reduction in the nominal value per share from NIS 0.0833 to NIS 0.01, each of which became effective at the effective time of the Merger.

The Company may from time to time, by approval of the holders of a majority of the voting power represented at a shareholder meeting in person or by proxy and voting thereon, increase its authorized share capital. The Company’s fully paid ordinary shares are and will be (as appropriate) issued in registered form and will be freely transferable under the Company’s amended and restated Articles of Association. Under the Israeli Companies Law, the Company will be required to maintain a major shareholder register listing for shareholders holding 5% or more of its outstanding ordinary shares.

The Company’s amended and restated Articles of Association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to individuals and entities that are residents of countries in a state of war with Israel, and except with respect to entities that are controlled by residents of countries in a state of war with Israel.

After taking into account the above-described reverse stock split at the reverse-split ratio of one-for-8.691, as determined in accordance with the Merger Agreement, and the automatic conversion of all outstanding preferred shares into ordinary shares, as of the effective time of the Merger (but immediately prior to the consummation of the Merger), holders of Objet ordinary shares and preferred shares immediately prior to the Merger hold a total of 15,444,630 ordinary shares of the Company after giving effect to the Merger.

As a result of the Company’s obligation to issue one ordinary share of the Company to Stratasys stockholders for each share of Stratasys common stock outstanding at the close of business on November 30, 2012, Stratasys stockholders will have the right to receive 21,851,179 ordinary shares of the Company as a result of the completion of the Merger, and a total of 37,295,809 ordinary shares of the Company were issued and outstanding immediately after the effective time of the Merger.

This description of the Company’s amended and restated Articles of Association and rights of security holders does not purport to be complete and is qualified in its entirety by reference to (i) the Amended and Restated Articles of Association, which are listed as Exhibit 3.1 to this Report on Form 6-K, and which were attached as Annex G to the Proxy Statement/Prospectus, and to (ii) the description of the Amended and Restated Articles of Association and the rights of security holders included in the Proxy Statement/Prospectus.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Directors.  Pursuant to the terms of the Merger Agreement, at the effective time of the Merger on December 1, 2012, Tal Dilian and David Reis resigned as directors of Objet.

In addition, Ralph E. Crump, Edward J. Fierko, John J. McEleney, Clifford H. Schwieter, and Gregory L. Wilson resigned as directors of Stratasys at the effective time of the Merger.  S. Scott Crump continues to serve as the sole director of Stratasys.

Election of New Directors.  In accordance with the terms of the Merger Agreement and the Company’s Amended and Restated Articles of Association, effective upon the effective time of the Merger on December 1, 2012, Elchanan Jaglom, Ilan Levin, Eyal Desheh, and Adina Shorr were elected as class A directors of the Company; and S. Scott Crump, Edward J. Fierko, Victor Leventhal, John J. McEleney and Clifford H. Schwieter were elected as class B directors of the Company.  Messrs. Desheh and Leventhal will serve as external directors of the Company in accordance with the Israeli Companies Law.  All class A directors and class B directors will serve for an initial term commencing on the effective time of the Merger and ending on the second anniversary of the effective time, except for external directors who will serve for a term of three years.

Executive Committee.  In accordance with the terms of the Merger Agreement and the Company’s Amended and Restated Articles of Association, the Company’s board of directors will appoint an executive committee consisting of four board members, two of whom have been nominated by each of the former Stratasys board and the former Objet board, respectively.  S. Scott Crump, Stratasys’ former Chairman of the Board, and John J. McEleney will serve as Stratasys’ nominees. Elchanan Jaglom, Objet’s former Chairman of the Board, who will serve as chairman of the executive committee, and Eyal Desheh will serve as Objet’s nominees on the committee. In addition, David Reis will serve as an observer to the committee in his capacity as Chief Executive Officer of the Company.  The executive committee will be charged with implementing the Company’s business strategy and the post-merger integration of Stratasys and Objet, subject to approval by the Company’s board of directors for any actions that are taken outside of the ordinary course of business.

Appointment of Chairman.  In accordance with the terms of the Merger Agreement and the Company’s Amended and Restated Articles of Association, S. Scott Crump will serve as Chairman of the Board of Directors of the Company.

Other Events.

NASDAQ Listing.  The Company’s ordinary shares are listed on the NASDAQ Stock Market LLC and trade on the NASDAQ Global Select Market under the symbol “SSYS”.  The CUSIP number for the Company’s ordinary shares is M85548101.

Press Release.  On December 3, 2012, Stratasys and Objet issued a press release announcing the completion of the Merger, a copy of which is attached to this Report on Form 6-K as Exhibit 99.1.

Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 13, 2011 by and among Stratasys, Inc., a Delaware corporation, Objet Ltd., an Israeli corporation (now known as Stratasys Ltd., a public foreign private issuer), Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdco (incorporated herein by reference to Annex A to the proxy statement/prospectus included in the Company’s Registration Statement on Form F-4 (SEC File No. 333-182025) filed with the SEC on June 8, 2012).

3.1

Amended and Restated Articles of Association of Stratasys Ltd. (incorporated herein by reference to Annex G to the proxy statement/prospectus included in the Company’s Registration Statement on Form F-4 (SEC File No. 333-182025) filed with the SEC on June 8, 2012).

10.1	Registration Rights and Lock-Up Agreement, dated as of December 1, 2012, by and among Stratasys Ltd. and certain of its shareholders.*

10.2

Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (SEC File No. 333-182025), filed with the SEC on August 6, 2012).+

99.1	Press Release issued by Stratasys Ltd. on December 3, 2012.*

*  Filed herewith.

+  Compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 4, 2012	By:	/s/ S. Scott Crump
Name: S. Scott Crump
Title: Chairman

Exhibit Index

Exhibit No.	Description

2.1

Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 13, 2011 by and among Stratasys, Inc., a Delaware corporation, Objet Ltd., an Israeli corporation (now known as Stratasys Ltd., a public foreign private issuer), Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdco (incorporated herein by reference to Annex A to the proxy statement/prospectus included in the Company’s Registration Statement on Form F-4 (SEC File No. 333-182025) filed with the SEC on June 8, 2012).

3.1

Amended and Restated Articles of Association of Stratasys Ltd. (incorporated herein by reference to Annex G to the proxy statement/prospectus included in the Company’s Registration Statement on Form F-4 (SEC File No. 333-182025) filed with the SEC on June 8, 2012).

10.1	Registration Rights and Lock-Up Agreement, dated as of December 1, 2012, by and among Stratasys Ltd. and certain of its shareholders.*

10.2

Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (SEC File No. 333-182025), filed with the SEC on August 6, 2012).+

99.1	Press Release issued by Stratasys Ltd. on December 3, 2012.*

*  Filed herewith.

+  Compensatory plan or arrangement .